Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement on Form S-8 (File No. 333-217801) of Guaranty Bancshares, Inc. of our report dated June 26, 2019, with respect to the statement of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Form 5500, Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions for the year ended December 31, 2018.

/s/ WHITLEY PENN LLP

Plano, Texas

June 26, 2019